

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Scott Fisher
Partner
Steptoe & Johnson LLP
1114 Avenue of Americas
New York, New York 10036

> **Re: Sisecam Resources LP**
> **Schedule 13E-3 and Schedule 13E-3/A filed February 27, 2023**
> **Schedule 13E-3/A filed April 6, 2023**
> **SEC File No. 5-87613**
> **PREM14C filed February 27, 2023**
> **SEC File No. 1-36062**

Dear Scott Fisher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the information statement.

Schedule 13E-3/A filed April 6, 2023

General, page i

1. Please explain why the following persons or entities have not been included as filers on the Schedule 13E-3, or revise to add them and to provide all of the information required to satisfy the disclosure requirements of Schedule 13E-3: (i) Mr. Turgay Ciner; (ii) Ciner Enterprises; (iii) Sisecam Chemicals USA; and (iv) Sisecam Chemicals Resources LLC.

2. The information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a "Special Factors" section at the forepart of the disclosure document. See Rule 13e-3(e)(1)(ii). Please revise.

3. We note that you have incorporated by reference the financial information included in the

Company's Form 10-K for the 2022 fiscal year. Refer to Instruction 1 to Item 13 of Schedule 13E-3. Revise the information statement disseminated to shareholders to include the summary financial information required by Item 1010(c) of Regulation M-A.

Information Statement - Reasons for Recommending Approval of the Merger, page 25

4.   Revise the last paragraph in this section on page 27 of the information statement to clarify that the preceding discussion discusses all material factors considered by the Conflicts Committee.

Recommendation of the GP Board, page 27

5.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those normally considered relevant in assessing the fairness of a going private transaction. To the extent one or more of those factors was considered but given little weight or was not considered by the GP Board, this may be an important element of the analysis. To the extent the GP Board seeks to rely on the analysis of another party, such analysis must be expressly adopted. Please revise to discuss how the GP Board considered each listed factor, or to explain why it did not.

6.   See our comment above. Revise the last paragraph of this section on page 29 to make clear that the foregoing discussion includes all material factors considered by the GP Board.

Peer Group Trading Analysis, page 35

7.   In the first paragraph of this section on page 35, revise to be more specific about how Evercore chose the peer group companies. Make the same revision on page 36 as to the precedent M&A transactions to which Evercore compared this transaction.

Financial Advisor Discussion Materials Provided to SCR, page 40

8.   Expand this section considerably to describe the materials provided to SCR by BofA and filed as exhibits to the amended Schedule 13E-3. See Item 1015 of Regulation M-A.

Financing of the Merger, page 46

9.   Item 1007(a) of Regulation M-A requires the filers to state the specific sources of the funds to be used to pay for the merger and the total amount of funds needed. The disclosure here is equivocal and does not satisfy this requirement. See for example, the following: "SCR may fund the transaction through capital contributions from its parent entities or through debt financing." (emphasis added) Please revise.

Ownership of the Partnership after the Merger, page 46

10.   Expand this section to identify the entities or persons who control SCR.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions